UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Omni Bio Pharmaceutical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00501N 10 3

(CUSIP Number)

06/10/11

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00501N 10 3

1	NAMES OF REPORTING PERSONS F. Steven Mooney and Gayle S. Mooney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,585,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,585,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,585,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

Item 1(a)	Name of Issuer. Omni Bio Pharmaceutical, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices. 5350 South Roslyn, Suite 430, Greenwood Village, CO 80111.

Item 2(a)	Name of Person Filing. F. Steven Mooney and Gayle S. Mooney

Item 2(b)	Address of Principal Business Office. 3677 S. Huron, Ste. 102 Englewood, CO 80110

Item 2(c)	Place of Organization. U.S. Citizens

Item 2(d)	Title of Class of Securities. Common Stock

Item 2(e)	CUSIP Number. 00501N 10 3

Item 3	Reporting Person. Not applicable.

Item 4	Ownership.

(a)	Amount beneficially owned. Mr. and Mrs. Mooney are deemed to be the beneficial owner of 6,585,000 shares of the Issuer’s common stock. This amount includes 2,785,000 shares held directly by Mr. and Mrs. Mooney jointly, and 3,800,000 shares underlying common stock purchase warrants and a convertible promissory note held jointly by Mr. and Mrs. Mooney.

Mr. and Mrs. Mooney are jointly the beneficial owners of 6,585,000 shares of Common Stock acquired in several transactions the most recent of which occurred on May 24, 2012:

1.	2,785,000 shares of Common Stock

2.	Warrants and a convertible promissory note to purchase 3,800,000 shares of Common Stock

(b)	Percent of Class: 18.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 6,585,000

(ii)	Shared power to vote to or direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 6,585,000

(iv)	Shared power to dispose or to direct the disposition 0

Item 5	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company. Not applicable.

Item 8	Identification and Classification of Members of the Group. Not applicable.

Item 9	Notice of Dissolution of Group. Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2012

/s/ F. Steven Mooney
F. Steven Mooney

/s/ Gayle S. Mooney
Gayle S. Mooney

EXHIBIT

The undersigned individuals, F. Steven Mooney and Gayle S. Mooney, hereby agree and acknowledge that this Schedule 13G is filed on behalf of each of them.

/s/ F. Steven Mooney
F. Steven Mooney

/s/ Gayle S. Mooney
Gayle S. Mooney